TASEKO ANNOUNCES STRONG THIRD QUARTER PRODUCTION RESULTS

October 1, 2015, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces third quarter 2015 production of 41 million pounds of copper, 16% higher than the 35.4 million pounds achieved in the third quarter 2014. Total sales for the third quarter were 41 million pounds of copper.

Russell Hallbauer, President and CEO of Taseko, commented, “During the quarter, planned maintenance was performed on both SAG mills, as well as other key circuits in the mill, resulting in daily mill throughput of 82,000 tons. This was 3.6% below design capacity and below the 88,000 tons per day achieved in the previous quarter. With the maintenance work now behind us, we expect to be back to the higher throughput levels in the fourth quarter.”

Mr. Hallbauer continued, “In the second quarter, Gibraltar’s costs steadily declined with June’s Total Operating Costs (C1) at US$1.80 per pound. Third quarter average costs are expected to be at a similar level to June, even though mill throughput in the quarter was slightly below capacity. Lower costs are a result of operational efficiency improvements as well as cost containment initiatives, in both the mine and mill.”

“Our engineering team is finalizing Gibraltar’s 2016 operating plan and have already identified a number of areas for cost savings, in addition to those already being realized. It is important to understand that we are maintaining a very adaptable mine plan in the event copper prices unexpectedly decline. There are a number of actions we can take to deal with lower copper pricing, as we did in 2008 when we lowered Total Operating Costs (C1) from US$2.02 per pound in August 2008 to US$1.13 per pound by February 2009,” added Mr. Hallbauer.

Mr. Hallbauer concluded, “Our hedging strategy is providing stability to cash flow during this period of volatile copper pricing. In the third quarter, the copper put options provided proceeds of C$2.3 million. For the fourth quarter, we have put options in place at US$2.40 per pound, which at today’s exchange rate is equivalent to C$3.20 per pound, for five million pounds per month. More recently we purchased copper put options for the first quarter 2016 with a strike price of US$2.05 per pound. We will continue to look for opportunities to improve our price protection in 2016.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.